15025889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/312014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTI Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 K STREET NW, Suite 900
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery C. Bogushefsky 571-405-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1 East Pratt Street (Address) Baltimore (City) MD (State) 21202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Ty 3/25

Ty 3/26

OATH OR AFFIRMATION

I, Jeffrey C. Bogushefsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Elizabeth B Stedman My commission expires 1/29/2019
Notary Public (Montgomery County Maryland)

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTI CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

FTI CAPITAL ADVISORS, LLC

Table of Contents

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

The Management
FTI Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of FTI Capital Advisors LLC (the Company), as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTI Capital Advisors LLC as of December 31, 2014, and the results of its income and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

KPMG LLP

March 2, 2015

FTI CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	10,294,566
Accounts receivable, net of allowance of $194,095		6,000,847
Prepaid expenses		50,979
Computer equipment and software at cost, net of accumulated depreciation of $14,467		—
Receivable from parent		—
Total assets	$	16,346,392

Liabilities and Member's Equity

Due to parent	$	6,167,403
Unearned income		787,314
Accrued expenses		493,789
Total liabilities		7,448,506
Member's equity		8,897,886
Total liabilities and member's equity	$	16,346,392

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Income

Year ended December 31, 2014

Professional advisory services revenue	$	6,015,219
Expenses:		
Employee compensation and related benefits		3,344,000
Marketing and business development		25,362
Depreciation of equipment		473
Travel and entertainment		6,272
Communications and data processing		892
Rent and occupancy		6,900
Other expenses		34,956
Total expenses		3,418,855
Net income	$	2,596,364

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2014

Balance at December 31, 2013	$	9,801,522
Net income		2,596,364
Distribution		(3,500,000)
Balance at December 31, 2014	$	8,897,886

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2014

Operating activities:	
Net income	$ 2,596,364
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	473
Changes in operating assets and liabilities:	
Accounts receivable	(4,725,226)
Prepaid expenses	(48,489)
Unearned income	(248,184)
Accrued expenses	217,709
Due to parent	8,504,273
Net cash provided by operating activities	6,296,920
Financing activities:	
Distribution to equity member	(3,500,000)
Net cash used in financing activities	(3,500,000)
Cash at beginning of year	7,497,646
Cash at end of year	$ 10,294,566

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

FTI Capital Advisors, LLC (the Company) was formed as a limited liability company on September 3, 2002 in the state of Maryland to act as a financial advisor and an investment bank for private and public companies. The Company is a wholly owned subsidiary of FTI Consulting, Inc. (FTI Consulting). FTI Consulting is a leading global business advisory firm dedicated to helping organizations protect and enhance their enterprise value. FTI Consulting operates through five reportable segments: Corporate Finance/Restructuring, Forensic and Litigation Consulting, Economic Consulting, Technology, and Strategic Communications. The Company obtains all of its management and administrative services from FTI Consulting (Note 2). Further, FTI Consulting provides financial support in the form of member equity contributions, when needed, to allow the Company to maintain compliance with regulatory net capital requirements and working capital to allow the Company to fund its operations. FTI Consulting intends to continue to support the operations of the Company. In the absence of this significant direct support, the Company would be required to seek alternative funding, which may not be available or may need to curtail its operations. The Company will exist for an indefinite life unless terminated sooner in accordance with its membership agreement.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company does not engage in security trading activities, nor does the Company hold customer funds in its business activities.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company derived its revenue from professional advisory services for the year ended December 31, 2014. Revenue generating activities are provided under fixed-fee, success fees, and time and material billing arrangements. Generally, under fixed-fee arrangements, the client agrees to pay a fixed-fee every month over the specified contract term. These contracts are for varying periods and generally permit the client to cancel the contract before the end of the term. The Company recognizes revenues for professional services rendered under these fixed-fee billing arrangements monthly over the specified term or, in certain cases, revenue is recognized on the proportional performance method of accounting based on the ratio of labor hours incurred to estimated total labor hours, which the Company considers the best available indicator of the pattern and timing in which such contract obligations are fulfilled. Revenue for success fee billing arrangements is recorded when all services have been rendered, the provisions of the engagement have been achieved, the fees are fixed and determinable, and collection is reasonably assured. Revenue for time and material billing arrangements is recorded as work is performed and expenses are incurred.

(d) Accounts Receivable and Concentration of Risk

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to their net realizable value. The Company periodically reviews individual customer account balances as well as the status of past-due receivables to determine the appropriate allowance for doubtful accounts. Accounts receivable are not collateralized. The Company charges off receivables deemed uncollectible to the allowance for doubtful accounts. In 2014, the Company had one client that represented 55% of total 2014 revenue. At December 31, 2014, there was one client that individually accounted for 89% of the total accounts receivable balance.

(e) Computer Equipment and Software

Computer equipment is stated at cost and depreciated using the straight-line method over an estimated useful life of three years.

(f) Income Taxes

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Therefore, a provision for income taxes is not included in the accompanying statement of operations. If the Company were required to record a provision for income taxes, it would have been $1,073,856.

(g) Fair Value of Financial Instruments

We consider the recorded value of our financial assets and liabilities, which consists primarily of accounts receivable and accounts payable to approximate the fair value of the respective assets and liabilities at December 31, 2014, based on the short-term nature of the assets and liabilities. The due to parent has no set maturity date or stated interest and is owed to a related party (Note 2). The carrying value approximates the fair value.

(h) Subsequent Events

Subsequent events have been evaluated through March 02, 2015, the date the financial statements were available to be issued.

(2) Related Party Transactions

The Company operates under a management service agreement with FTI Consulting, which continues through December 1, 2015 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30-days' notice. Under the agreement, FTI Consulting provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment, and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations, and associations, facilitating the processing of payroll, insurance, and employee benefit administration, providing legal, financial, marketing, and sales support services, and other administrative services agreed to from time to time by both parties.

(Continued)

Professional services of the Company are provided by employees of FTI Consulting assigned to the Company. FTI Consulting charges the Company with the direct costs and related benefits of the employees assigned to the Company. In the current year, there was approximately $3,081,000 charged to the Company, which is included in employee compensation and related benefits on the accompanying statement of income.

There is currently one employee of the Company, for which the Company incurred approximately $263,000 for direct costs and related benefits. During 2014, the Company was charged $5,614 for matching contributions to the FTI Consulting 401(k) plan made by FTI Consulting on behalf of the employee assigned to the Company, which is included in employee compensation and related benefits on the accompanying statement of income.

FTI Consulting is responsible for the payment of all of the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any governmental agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of FTI Consulting assigned to the Company.

Certain expenses such as rent, utilities, and other overhead costs are allocated by FTI Consulting between its own activities and those of the Company. Allocated expenses of $34,956 are included in other expenses on the accompanying statement of income.

In the event that any expenses allocated to the Company would cause member's equity to diminish below $15,000, the amount of expenses payable by the Company would be permanently reduced to allow the Company to maintain at least $15,000 of member's equity. All funding provided by FTI Consulting and not reimbursed is accounted for as a contribution to member's equity. No contributions were provided for the year ended December 31, 2014. The Company paid FTI Consulting a $3,500,000 dividend in 2014.

(3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2014, the Company had net capital of $2,846,060, which was $2,349,493 in excess of the required net capital of $496,567. Net capital is defined as net member's equity less nonallowable assets. Nonallowable assets are generally all assets that are not highly liquid.

SUPPLEMENTAL INFORMATION

Schedule I

FTI CAPITAL ADVISORS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital:		
Total members equity	$	8,897,886
Deductions:		
Nonallowable assets:		
Accounts receivable, net		6,000,847
Prepaid expenses		50,979
Fixed assets, net		—
Total deductions		6,051,826
Net capital		2,846,060
Computation of alternative net capital requirement:		
Net capital requirement (minimum)		496,567
Excess net capital	$	2,349,493

There were no material differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS Filing.

See accompanying report of independent registered public accounting firm.

FTI CAPITAL ADVISORS, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under
SEC Rule 15c3-3

December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

FTI CAPITAL ADVISORS, LLC

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********1976*******************MIXED AADC 220
065587 FINRA DEC
FTI CAPITAL ADVISORS LLC
1101 K ST NW 9TH FL
WASHINGTON DC 20005-4210

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 15,038

B. Less payment made with SIPC-6 filed (exclude interest) (10,027)
7/15/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,011

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,011

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,011

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FTI Capital Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of January, 2015

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,015,219
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,015,219
2e. General Assessment @ .0025	$ 15,038 (to page 1, line 2.A.)

KPMG

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors and Member
FTI Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FTI Capital Advisors LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger detail schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger detail schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

March 2, 2015

FTI CAPITAL ADVISORS

FTI Capital Advisors, LLC is a member of FINRA/SIPC

RECEIVED
2015 MAR 13 PM 2:27
SEC / MR

1101 K Street, NW
Suite 8100
Washington, DC 20005
202.312.9100
202.312.9108
fticonsulting.com

FTI Capital Advisor's Exemption Report

FTI Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 to December 31, 2014.

FTI Capital Advisors

I, Jeffrey C Bogushefsky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Financial Operations Principal

March 2, 2015

KPMG

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

The Management
FTI Capital Advisors LLC:

We have reviewed management's statements, included in the accompanying FTI Capital Advisors Exemption Report (the Exemption Report), in which (1) FTI Capital Advisors LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP
KPMG LLP

March 2, 2015